

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

April 26, 2022

James Coffey
Chief Operating Officer and General Counsel
Advent Technologies Holdings, Inc.
200 Clarendon Street
Boston, MA 02116

> **Re:  Advent Technologies Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 21, 2022**
> **File No. 333-264421**

Dear Mr. Coffey:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:    Katherine Blair